Exhibit 99.6

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Brunei: new gas and condensate discovery in offshore Block B
Paris, October 13, 2010 — Total announces that its affiliate TOTAL E&P Borneo and its partners made a significant new gas and condensate discovery in Block B offshore Brunei.
Well ML-5, located in a water depth of 65 metres and around 50 kilometres from the coastline, was drilled 8 kilometres to the south of the Maharaja Lela / Jamalulalam field in a new, deep fault panel. It discovered gas with condensate in High Pressure / High Temperature formations (HP/HT).
With a total vertical depth of 5,664 meters, the well is the deepest ever drilled in Brunei. 10 million cubic feet of gas and 220 barrels per day of condensate were produced during the test from a limited zone situated at 5,350 metres depth. This is the deepest successful test in South-East Asia. The gross thickness of the hydrocarbon bearing formation exceeds 800 metres.
ML-5 is the third positive well of an exploration campaign which started in 2007, targeting the deep, HP/HT horizons of the Maharaja Lela structure. The development of the new resources and production through the existing facilities is currently being studied.
Total Exploration & Production in Brunei
Present in Brunei since 1986, Total operates the Maharaja Lela / Jamalulalam field, located in Block B with a 37.5% interest. Its average production of gas and condensate is more than 28,000 barrels of oil equivalent per day in 2009. The gas is delivered to the Brunei LNG plant. Following the Deed of Amendment signed on the offshore PSA block CA-1, Total, operator with a 54% interest, will resume soon its exploration operations on the block.
Total Exploration & Production in Asia — Pacific
Total’s share of production in the Asia-Pacific region averaged 250,000 barrels of oil equivalent per day in 2009, accounting for 11% of the Group’s total output and more than 50% of its liquefied natural gas (LNG) output. Its biggest presence is in Indonesia, where Total has operated the Mahakam Block since 1970 and is one of the country’s leading producers of natural gas. The Group also produces gas in Thailand, Myanmar and the Sultanate of Brunei.
Total diversified its assets with the acquisition of interests in a number of exploration contracts in Australia, Cambodia, Malaysia and Vietnam. In Australia, it has a 24% interest in Ichthys LNG project, in partnership with INPEX and it recently acquired a 20% interest in GLNG project in partnership with Santos and Petronas. In China Total has signed a production sharing contract with China National Petroleum Corporation to study the natural gas resources of the South Sulige Block.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com